Exhibit 4.8

SUMMARY OF TWO CREDIT LINES

During 2012, we made significant investments (from our cash reserves) in the above described acquisitions of eleven and Frisk. Due in part to these investments, at about the time of the filing of this Annual Report, a credit line had been secured from an Israeli bank, and we were in the process of closing on another credit line with a second Israeli bank. Together, both credit lines total a sum of up to $5,000,000. These credit lines are being put in place in order to ensure sufficient cash is available to fund the strategic growth investments of the Company.

In relation to these credit lines, the Company has agreed to grant security interests generally over all Company assets, and to refrain from encumbering its assets in favor of any other third parties. The Company has already drawn on one of the credit lines in the amount of $1.5 million.